December 6, 2019

VIA E-mail

John H. Lively
Practus, LLP
11300 Tomahawk Creek Pkwy, Ste. 310
Leawood, KS 66211

          Re: ETF Opportunities Trust
              File Nos. 333- 234544; 811-23439

Dear Mr. Lively:

           On November 6, 2019, you filed a registration statement on Form N-1A on behalf of
ETF Opportunities Trust (the "Trust") in connection with the ETF Opportunities Strategy One
Fund and the ETF Opportunities Strategy Two Fund (the "Funds"). We reviewed the registration statement and provide our comments below. Where a comment is made with regard to disclosure in one location, it is applicable to all similar disclosures appearing elsewhere in the registration statement. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

                                      LEGAL COMMENTS

Prospectus   Global Comments Applicable to Both Funds

General

   1. We note that material portions of the filing are incomplete at this time (e.g., expense example, sub-advisor information, portfolio manager information, auditor information).
      Please provide the staff with the missing information as soon as practicable. The staff may have additional comments.

Fee Table

   2. Please confirm supplementally that, in accordance with Item 3, Instr. 3(f), if acquired fund fees and expenses ("AFFE") exceed 0.01% of the average net assets of the Fund, the
      Fund will include a line item in the Fee Table for AFFE.
 John H. Lively
ETF Opportunities Trust
Page 2

Portfolio Turnover

   3. Please add the language "[...] and therefore does not have any portfolio information available" following the disclosure stating that the Fund has not yet commenced operations.

Principal Investment Strategies

   4. In the first sentence of the first paragraph, please specify what types of investments
      "other instruments with similar characteristics" will be.

   5. In the first sentence of the fourth paragraph, please explain in plain English and further detail the meaning of "politically conservative community standards."

           a. Please also explain what the Fund's "ethical, moral, and ideological" qualitative standards entail. Specifically, the Fund should describe the criteria it uses in determining what issuers that are "not aligned with politically conservative community standards."

           b. Clarify whether the Fund plans to focus on companies that do align with its defined politically conservative community standards, in addition to screening out those companies that do not align with those standards.

           c. The Fund should go beyond merely relying on the adviser's judgment without disclosing the factors considered. The disclosure generally should include whether the Fund selects investments by reference to, for example: (1) an index;
              (2) a third-party rating organization; or (3) a proprietary screen and the factors the screen applies; or (4) a combination of the above methods.

   6. In the third sentence of the fourth paragraph, please define what "shareholder sourced research" means in plain English. Please provide additional detail on what specific data is collected from shareholders, how it is collected, and how it is used by the Adviser as part of the Fund's principal investment strategy.

   7. In the fifth paragraph, please disclose that the Fund is actively managed and does not seek to replicate an index, if true.

Principal Investment Risks

   8. The disclosure contains an "ETF Structures Risk." With regard to this risk, please revise the disclosure as follows:

         a. Under the sub-bullet "Trading Issues," the disclosure states, "[i]n stressed market conditions, the liquidity of shares of the Fund may begin to mirror the liquidity of

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 John H. Lively
ETF Opportunities Trust
Page 3

             the Fund's underlying portfolio holdings, which can be significantly less liquid than shares of the Fund." Add disclosure which notes that this adverse effect on liquidity for the Fund's shares in turn could lead to differences between the market price of the Fund's shares and the underlying value of those shares.

         b. Under the sub-bullet "Market Price Variance Risk," revise the disclosure to clarify that the Fund's market price may deviate from the value of the ETF's underlying portfolio holdings, particularly in times of market stress, with the result that investors may pay significantly more or receive significantly less than the underlying value of the ETF shares bought or sold. For clarity, consider disclosing that this can be reflected as a spread between the bid and ask prices for the ETF quoted during the day or a premium or discount in the closing price from the ETF's
            NAV.

   9. The disclosure currently identifies a Concentration Risk. With regard to this risk, please revise the registration statement as follows:

           a. The disclosure currently states that the Fund "may" concentrate. Freedom of action to concentrate pursuant to management's investment decision has been considered by the Staff to be prohibited by Section 8(b)(1) of the 1940 Act unless the statement of investment policy clearly indicates when and under what conditions any changes between concentration and non-concentration would be made. See Investment Company Act Release No. 9011 (Oct. 30,
1975); First
              Australia Fund (pub. avail. July 29, 1999). Please revise the disclosure.
              Moreover, this Item 4 disclosure is inconsistent with the Fund's fundamental
              Investment Limitations regarding its policy not to concentrate, which is changeable only with shareholder approval. Please reconcile this disclosure throughout the registration statement and supplementally confirm the Fund's concentration policy.

           b. Pursuant to Item 4(a), please disclose in the principal strategies if the Fund intends to be concentrated in a particular industry or group of industries.

           c. Please disclose any specific industries in which the Fund anticipates concentrating at launch and their related risks in Item 4.

           d. Please remove references to "concentration" in sectors or geographical areas because the term "concentration" specifically refers to investments in industries or group of industries that exceed 25 percent of a fund's assets. However, the Fund should still identify any sectors or geographical areas with significant investments and their related risks.




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 John H. Lively
ETF Opportunities Trust
Page 4

Temporary Defensive Strategies

   10. Pursuant to Instruction 6 to Item 9(b) of Form N-1A, please move this discussion of
       Temporary Defensive Strategies to Item 9.

Performance History

   11. In the last sentence of the first paragraph, please add language that the Fund's performance "before and after taxes" is not necessarily an indication of future performance, pursuant to Item 4(b)(2)(i).

Purchase and Sale of Fund Shares

   12. Please specify on what exchange the Funds' shares will be listed.

Additional Information about the Funds' Investments - Page 11-15

   13. The Fund does not provide additional Item 9 Principal Strategy disclosure. The disclosure in response to Item 4 is intended to be a summary of the more fulsome disclosure required by Item 9. See Form N-1A Item 4 and Item 9. See also IM Guidance
       Update 2014-08. Please revise to more fully disclose the Fund's principal investment strategies in response to Item 9(b), including how the investment adviser chooses which securities to buy and sell.

   14. Pursuant to Item 9(b)(1), Instruction 7 of Form N-1A, please disclose the tax implications of the Fund's active and frequent trading of portfolio securities.

   15. The following risks are not included in the Fund's Item 4 principal risks: Dividend
       Paying Securities Risk; Volatility Risk; Foreign Securities Risk; Emerging Markets
       Securities Risk; Cyber Security Risk; Industry or Sector Focus Risk; and Derivatives
       Risk. Please reconcile by adding these risks to Item 4 or, alternatively, designate these risks as "non-principal" within Item 9 or re-locate to the Statement of Additional
       Information.

Prospectus   ETF Opportunities Strategy Two Fund

Principal Risks - Page 8

   16. The disclosure currently identifies a Small and Medium Capitalization Stock Risk.

           a. Please add medium capitalization companies to the Fund's principal investment strategies or remove.




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 John H. Lively
ETF Opportunities Trust
Page 5

           b. This risk discusses investments in ETFs that invest in stocks of small and medium capitalization companies. If the Fund intends to invest principally in such ETFs, please add corresponding disclosure to the principal strategies.

Statement of Additional Information

Description of Permitted Investments - Page 2-6
   17. We note that the Funds may invest in convertible securities. If the fund invests or expects to invest in contingent convertible securities ("CoCos"), the fund should consider what, if any, disclosure is appropriate. The type and location of disclosure will depend on, among other things, the extent to which the fund invests in CoCos, and the characteristics of the CoCos, (e.g., the credit quality, the conversion triggers). If CoCos are or will be a principal type of investment, the fund should provide a description of them and should provide appropriate risk disclosure. In addition, please supplementally inform the Staff whether the fund intends to invest in CoCos and the amount the fund currently invests in CoCos.

   18. This section includes risks that appear to be principal to the Funds. Revise the disclosure to clarify which risks are non-principal as required by Item 16(b) of Form N-1A.

Investment Limitations - Page 7
   19. Please remove the "from time to time" language, as applicable, from the Funds'
       Fundamental Investment Limitations.

   20. With regard to Fundamental Investment Limitations (4), please note that a fund and its adviser may not ignore the investments of affiliated and unaffiliated underlying investment companies when determining whether the fund is in compliance with its concentration policies. Please add disclosure to clarify that the Fund will consider the investments of its underlying investment companies when determining the fund's compliance with its concentration policies.

Part C   Other Information

Item 28. Exhibits
   21. Please provide actual, rather than "form of" agreements, for agreements provided in this section.

   22. Please remove reference to a Plan of Distribution Pursuant to 12b-1 because the Funds do not have a 12b-1 plan.




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 John H. Lively
ETF Opportunities Trust
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Item 35. Undertakings

   23. Is a party other than the fund's sponsor or one of its affiliates providing the fund's initial
       (seed) capital? If yes, please supplementally identify the party providing the seed capital and describe their relationship with the fund.

                                 ACCOUNTING COMMENTS

   24. Please explain why the filing on November 6, 2019, was made on Form N-1A generating a new file number of 333-234544 as opposed to a Form N-1A/A filing. The N-1A filed on June 7, 2019, had a file number of 333-232021. Please inform the Staff of how the
       Funds plan to correct this discrepancy.

   25. The Funds' expense structure appears to be arranged in a unitary fee structure whereby the adviser is obligated to pay service providers on behalf of the fund. Describe if the agreements filed with the Commission contain provisions whereby each Fund is contractually obligated to pay such service providers. Please explain in correspondence whether the Funds could be held liable for these expenses in the event of a default by the advisor. Also, if the Funds can be held liable, please explain how the fund will account for these services.

   26. Provide financial statements of the Registrant pursuant to Instruction 2 to Item 27(a) of
       Form N-1A.




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 John H. Lively
ETF Opportunities Trust
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                                               Closing

       We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied in your response letter, or on exhibits added in any pre-effective amendments.

       A response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. The pre-effective amendment filing should be accompanied by a supplemental letter that includes your responses to each of these comments.
Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

       We remind you that the Trust and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

         Should you have any questions regarding this letter, please contact me at (202) 551-
7565.

                                                     Sincerely,
                                                     /s/ Elena Stojic
                                                     Staff Attorney

cc:     Marianne Dobelbower, Branch Chief
        Christian Sandoe, Assistant Director




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